[Letterhead of Paul, Hastings, Janofsky & Walker LLP]

(212) 318-6295

domenickpugliese@paulhastings.com

May 16, 2007	33428.00005

Laura E. Hatch

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli SRI Fund, Inc.

Registration Statement File Nos.: 333-141093 and 811-22026

Dear Ms. Hatch:

On behalf of our client, The Gabelli SRI Fund, Inc. (the “Fund”), this letter responds to your comments communicated to me in a letter dated April 4, 2007, with respect to the Registration Statement on Form N-1A (the “Registration Statement”) of the Fund that was filed with the Securities and Exchange Commission on March 6, 2007 (accession number 0001116679-07-000634).

The Fund’s responses to your comments are reflected below. We have restated the substance of your comments for your ease of reference. References to page numbers refer to the current filing.

Prospectus

Comment#1 – Principal Investment Strategies (Page 2): You have requested that the Fund delete the statement that “in making stock selections, the Fund strives to develop a portfolio for the Fund that will earn a 10% real rate of return, before the deduction of Fund fees and expenses and sales charges” and make corresponding changes to the other sections of the Registration Statement that contain similar disclosure.

Response#1: Per your request, we have deleted the statement referenced in Comment#1 and made other appropriate changes to those parts of the Registration Statement that contain similar disclosure.

Comment#2 – Principal Investment Strategies (Page 2): You have requested that the Fund explain the conditions and circumstances under which the Fund would not sell a security that no longer meets the social guidelines.

Ms. Laura Hatch

May 16, 2007

Response#2: The Adviser may determine that market conditions are such that it would not be in the best interests of the Fund to immediately sell a security that no longer meets the Fund’s socially responsible guidelines. However, the Adviser expects that it will sell such a security as market conditions permit within a reasonable period of time. As a result, we have revised the sentence “Securities that no longer meet these guidelines may be sold” to read “Securities that no longer meet these guidelines will be sold within a reasonable period of time after the Adviser makes such a determination.”

Comment#3 – Who May Want to Invest (Page 2): You have suggested that the name of the class of shares, “AAA,” might be confusing to investors because of S&P and Moody’s ratings which also use this designation, and have asked us to explain why the name of the AAA class of shares is not misleading.

Response#3:   We do not agree. We note that it is common practice within the mutual fund industry to use alphabetic share class designations. Class “A” shares, Class “B” and Class “C” shares are quite normal designations for share classes, and they also happen to correspond to ratings identifiers used by various rating agencies, including S&P and Moody’s. We are not aware of any indication that investors find these alphabetic share class designations as confusing with rating agency designations and, given the wide spread use of these class identifiers in the industry, it appears that the Staff has not taken the position that it is misleading to use share class identifiers that correspond to rating agency ratings designations. Certainly nowhere in the Registration Statement can it be said that there is any implication that any of the Fund’s share classes are rated. We further note that many Funds in the various Gabelli fund complexes have a long history of using “AAA” to describe a particular type of share class with a certain fee structure and to our knowledge the Commission Staff has never raised this point before. We note that over the years the “AAA” class designation has come to represent a certain fee structure that is known to financial intermediaries which distribute the Gabelli funds and to shareholders who invest in the Gabelli Funds and that it would cause substantial confusion amongst these intermediaries and shareholders were the Fund not to use this share class designation to represent this fee structure.

Comment#4 – Fees and Expenses of the Fund (Page 3): You have asked that the redemption fee line-item be moved under the caption “Shareholder Fees (fees paid directly from your investment)” and above the annual fund operating expenses.

Response#4:   We have revised the “Fees and Expenses of the Fund” table accordingly.

Ms. Laura Hatch

May 16, 2007

Comment#5: Fees and Expenses of the Fund (Page 3): You have requested that the Fund add a separate line-item for “Acquired Fund Fees and Expenses” to the Fee Table.

Response#5: Pursuant to instruction 3 (f)(1) of Item 3 of Form N-1A, we have not added a separate line-item for “Acquired Fund Fees and Expenses” to the prospectus fee table as the aggregate expenses attributable to acquired funds is not expected to exceed 0.01%.

Comment#6: Investment Objective, Policies and Risk Information (Pages 3-5): You have asked that the Fund explain whether “substantially all” is a higher standard than an 80% policy of investing in socially responsible companies.

Response#6: “Substantially all” in this case means at least 80%. To that end, we have revised the sentence in question to read “the Fund will invest substantially all, and in any case, no less than 80% of its assets in companies that satisfy, at the time of investment, the socially responsible guidelines employed by the Fund.”

Comment#7: Investment Objective, Policies and Risk Information (Pages 3-5): You have requested that the Fund disclose the standard(s) for rejecting the worst polluters and identify companies with a positive overall environmental screen.

Response#7: The environmental screening process employed by the Adviser to avoid the worst polluters and identify companies that have a positive environmental record is a product of its own intellectual property, and as such, is not made available to the public. Gabelli Funds, LLC (the “Adviser”) will make subjective determinations, based on its own proprietary process, tools and know-how in employing this environmental screen. We note that this environmental screening process is employed in addition to application of the Fund’s socially responsible guidelines, as discussed in connection with our response to comment 8 below. We have added disclosure clarifying this point.

Comment#8 – Investment Objective, Policies and Risk Information (Pages 3-5): You have requested that the Fund explain whether the description of “Socially Responsible Investing” included in the Prospectus is all-inclusive or a summary of a more detailed basis of analysis, and if it is the latter, whether the more detailed basis of analysis is available to shareholders. You have also asked the Fund to state whether or not the Board of Directors must approve any changes to the social guidelines.

Response#8: The description of the socially responsible guidelines adopted by the Fund (i.e., the Fund will not invest in the top 50 defense/weapons contractors or in companies that derive more than 5% of their revenues from certain specified areas) is a complete description of the Fund’s guidelines and will be approved by the Board. The description of the socially responsible investment

Ms. Laura Hatch

May 16, 2007

process, including the use of the Adviser’s environmental screening technique as a supplement to application of the Fund’s socially responsible guidelines, is a summary of this screening process. As discussed above, the environmental screening process employed by the Adviser is based on its own proprietary processes, tools and know-how and as such, will not be made available to shareholders. We have added disclosure clarifying the above.

Comment#9 – Investment Objective, Policies and Risk Information (Pages 3-5): You have asked the Fund to include the risks of investing in warrants, if appropriate.

Response#9: We currently include the risks of investing in warrants in the SAI. Since any investment in warrants will be limited to a maximum of 5% of the Fund’s portfolio, we have removed the reference to warrants in the description of the Fund’s principal investment policies in the Prospectus.

Comment#10 – Investment Objective, Policies and Risk Information (Pages 3-5): You have asked that the Fund disclose its current intention of using “options” and “futures” as investment techniques, and disclose any limits on using these investment techniques. You have also asked us to add the risks of investing in options and futures.

Response#10: We currently include the risks of investing in options and futures in the SAI. However, since any investment in options and futures will be limited to a maximum of 5% of the Fund’s portfolio, we removed the reference to options and futures in the description of the Fund’s principal investment policies in the Prospectus.

Comment#11 – Investment Objective, Policies and Risk Information (Pages 3-5): You have asked the Fund to disclose whether the Fund will have high portfolio turnover, and if so, to disclose the applicable risks.

Response#11: At this time, it is not anticipated that the Fund will have high portfolio turnover, with the understanding that “high portfolio turnover” typically means a rate of approximately 100%.

Comment#12 – Purchase of Shares (Page 10): You have asked the Fund to explain under the heading “Third Party Arrangements” the nature of the payments the Fund may make to third parties out of its own assets and the conditions under which the Fund expects to make such payments.

Response#12: We respectfully submit that this section already contains disclosure responsive to this comment.

Comment#13 – Redemption of Shares (Page 11): You have asked the Fund to explain whether a particular exception to the application of the redemption fee (i.e., shares

Ms. Laura Hatch

May 16, 2007

purchased through programs that the Adviser determined to have appropriate anti short-term trading policies in place or as to which the Adviser has received assurances that look through redemption fee procedures or effective anti short-term trading policies and procedures are in place) is subject to standards established by the Board of Directors.

Response#13: In adopting the Compliance Program, the Board has adopted the Fund’s short-term trading policy and the exceptions noted in the application of the redemption fee. The board has delegated to the Fund’s Chief Compliance Officer the responsibility for monitoring the application of this exception and advising the Board whether, in its application, the Fund’s compliance program continues to be reasonably designed to ensure compliance with applicable law.

Statement of Additional Information

Comment#14 – Investment Strategies and Risks (Page 3): Since the Fund may invest up to 25% of its assets lower grade, speculative convertible debt securities, you have asked the Fund to disclose this information and the prospectus and disclose the appropriate risks of investing in non-investment grade securities.

Response#14: We have added the appropriate risk disclosure in the “Investment Objective, Policies, and Risk Information” in the Prospectuses.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at the number listed above. Thank you.

Very truly yours,

/s/ Domenick Pugliese

Domenick Pugliese

PAUL, HASTINGS, JANOFSKY & WALKER LLP